UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

SCHEDULE TO

Tender Offer Statement Under
Section 14(d)(1) or Section 13(e)(1)of the Securities Exchange Act of 1934

THE MIDDLETON DOLL COMPANY
(Name of Subject Company)

THE MIDDLETON DOLL COMPANY
(Name of Filing Person)

Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share
(Title of Class of Securities)

59669P201
(CUSIP Number of Class of Securities)

Salvatore L. Bando
President
and Chief Executive Officer
The Middleton Doll Company
1050 Walnut Ridge Drive
Hartland, Wisconsin 53029
(262) 369-8163
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a copy to:

Peter D. Fetzer
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5367
(414) 271-2400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
N/A	N/A

* Set forth the amount on which the filing fee is calculated and state how it was determined.

|_|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: ______________________________ Filing Party: ______________________________
Form or Registration No.: ______________________________ Date Filed: ______________________________

|X|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|	third-party tender offer subject to Rule 14d-1.
|X|	issuer tender offer subject to Rule 13e-4.
|_|	going-private transaction subject to Rule 13e-3.
|_|	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

        This Tender Offer Statement on Schedule TO relates to preliminary and pre-commencement communications of an offer by The Middleton Doll Company, a Wisconsin corporation (“Middleton Doll”), to purchase up to 300,000 shares of its Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share, or such lesser number of shares as is validly tendered and not properly withdrawn, at a price of $14.00 per share, net to the seller in cash, without interest, as set forth in the press release attached as Exhibit 99(a)(5). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

        Middleton Doll has not commenced the offer that is referred to in this communication. Upon commencement of such offer, Middleton Doll will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents. Shareholders are strongly encouraged to read the Schedule TO and exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these document become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission’s website at www.sec.gov and will be delivered without charge to all holders of shares of Middleton Doll’s Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share.

ITEM 12.    EXHIBITS.

Exhibit No. 99

(a)(5)	Press Release, dated August 13, 2007

Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of pre-commencement communications.